Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Thomas W. Horton Chairman and Chief Executive Officer

February 14, 2013

Dear American Team,

Today we take an important step into the future, having reached agreement to create a premier global airline through the merger of American with US Airways. This new American Airlines will combine the best of both companies to create the most value for our owners and great promise for our customers, our partners, and our people.

With the largest, best connected global network, strong hubs, the best alliance partners in an even stronger oneworld, one of the most modern and efficient fleets in the industry, a solid financial foundation and the finest team of people in the industry, we will be the leading global airline worthy of the name American Airlines – America’s flag carrier.

We would not have this opportunity to create an even stronger American without your dedication to a better future. Together we did the hard work to put our house in order for a strong and vibrant American, well positioned to make the right deal for our company and our people. After months of reviewing a range of options, our Board of Directors, in collaboration with our creditors, concluded that this merger is the best next step for our company following a successful restructuring. And American’s owners will hold almost three quarters of the stock in the new combined company – a reflection of the enormous value we have created over the past year.

This merger is intended to build on the foundation we have put in place: a transformed fleet with hundreds of new planes on the way, deepened alliances with the best international partners, a stronger network with much-improved revenue performance, a stream of new products to enhance the travel experience and the renewal of our iconic American brand. Now, with this merger, we have an opportunity to leapfrog the competition, with a sound cost structure and balance sheet, unmatched network scale, and important flexibility in our network and fleet.

So what comes next? Our operations will not change immediately. We expect it will take six months or so to secure all of the necessary regulatory, stockholder and bankruptcy court approvals required for the merger to close, and during that time we will continue to operate as separate airlines. We will, however, immediately start the work to plan for the integration so we can move forward smoothly and successfully when that time comes.

We all know that combining these two proud airlines will bring new challenges and change is never easy. I have great confidence in the American team working alongside colleagues from US Airways who share our vision of a promising future. This starts with my longtime friend Doug Parker, who began his career here and knows our company well and understands all that we have built. He is a first rate leader and I am pleased to partner with him as we take the new American into the future.

Because of what we achieved together over this past year, the new American is taking flight and I am proud to work alongside you – the best people in the business – as we put American back on top!

Sincerely,

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.